Nasus pharma ltd.

Yigal Alon 65

Tel Aviv, 6744317, Israel

April 29, 2025

Via EDGAR

Daniel Crawford

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Nasus Pharma Ltd. (the “Company,” “we,” “our” and similar terminology)
Amendment No. 5 to Draft Registration Statement on Form F-1
Submitted April 16, 2025
CIK No. 0002029039

Dear Sirs,

The purpose of this letter is to respond to the comment letter of April 22, 2025, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 4 to the Draft Registration Statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 5 to the Draft Registration Statement on Form F-1 (“Amendment No. 5”).

Page references in our responses are to Amendment No. 5. Unless otherwise stated, any defined terms in Amendment No. 5 apply within this letter.

Amendment No. 5 to Draft Registration Statement on Form F-1

Cover Page

1.	Please revise to remove the statements under the heading “Study Data & Results” in your cover page graphic that claim or imply that NS002 is superior to an approved product. You may summarize data from clinical trials without claiming that your product candidate is superior to approved products. Please also revise to clarify that NS002 has yet to be approved and that it does not currently offer “a compact, simple, and needle free alternative for rapid epinephrine delivery.”

Response: In response to the Staff’s comment, we have revised our graphic appearing after the prospectus cover page to remove the statements under the heading “Study Data & Results” that claim or imply that NS002 is superior to an approved product. We have also revised our graphic to clarify that NS002 has yet to be approved and that it does not currently offer a compact, simple, and needle-free alternative for rapid epinephrine delivery.

Daniel Crawford Alan Campbell Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, NE Washington, DC 20549

Business

Research and Development, page 106

2.	Please revise your pipeline table on page 107 to add separate columns for Phase 1 and Phase 2 clinical development so there are three clinical development columns. Revise the progress arrow for your NS002 program so it does not enter the pivotal trial column or through the entire Phase 2 column as your disclosure on page 106 states you have yet to complete two additional Phase 2 clinical trials. Please also remove the “NDA submission” column. You may disclose the anticipated next development step for your product candidates.

Response: In response to the Staff’s comment, we have revised our pipeline table on page 107 to add separate columns for Phase 1 and Phase 2 clinical development so there are three clinical development columns and to remove the “NDA submission” column. We have also revised the progress arrow for our NS002 program, so it does not enter the pivotal trial column or through the entire Phase 2 column.

Exhibits

3.	We note your response to prior comment 6. We further note your risk factor on page 36 indicating that obtaining substitute components may be difficult or require you to re-design your products. In addition, your disclosure elsewhere in the prospectus indicates that Aptar provides services including studies and analytical services in connection with the developing of NS002 and that “Aptar has collaborated, supported and performed the development of [your] drug device program...” Please revise to file the Master Services Agreement and related schedules of work as exhibits to your registration statement.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we do not believe that the Master Services Agreement with Aptar France SAS, or Aptar, and the related schedules of work, or the MSA, are material contracts that would be required to be filed with our Registration Statement on Form F-1 under Item 601(b)(10) of Regulation S-K.

Under Item 601(b)(10)(i)(A) of Regulation S-K, a “Material Contract” must be filed as an exhibit to a registration statement. Specifically, Item 601(b)(10)(i)(A) of Regulation S-K details the filing requirement as, “Every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.” Item 601(b)(10)(ii) further specifies that if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of Items 601(b)(10)(ii)(A)-(D), in which case it shall be filed except where immaterial in amount or significance.

Items 601(b)(10)(ii)(A)-(D) of Regulation S-K relate to: (A) certain related party contracts; (B) any contract upon which the registrant is substantially dependent; (C) any contract for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of the registrant’s consolidated fixed assets; and (D) a material lease under which a part of the property described in the registration statement is held.

Accordingly, an analysis under Item 601(b)(10)(ii) of Regulation S-K requires an assessment of: (i) whether the MSA is made in our ordinary course of business; and (ii) if the MSA is made in our ordinary course of business, whether the agreement is one that falls within any of Items 601(b)(10)(ii)(A)-(D) of Regulation S-K.

The MSA is Ordinary Course

We are a clinical-stage specialty pharmaceutical company. The MSA is a typical arm’s length non-exclusive contract with an unrelated commercial service provider. The MSA mainly provides for the supply of Aptar’s intranasal Unit Dose Spray product, or UDS, to be the delivery system for our intranasal powder epinephrine nasal spray for the treatment of type 1 severe allergies and anaphylaxis and intranasal Naloxone powder nasal spray for the treatment of opioid overdose. Such agreements are in the ordinary course of our business as a development-stage company in the pharmaceutical industry. Accordingly, the Company advises the Staff that because the MSA is of the type that ordinarily accompanies the kind of business conducted by us, it qualifies as an ordinary course agreement under Item 601(b)(10).

2

Daniel Crawford Alan Campbell Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, NE Washington, DC 20549

Items 601(b)(10)(ii)(A)-(D) are Inapplicable to the MSA

We respectfully advise the Staff that none of Items 601(b)(10)(ii)(A)-(D) are applicable to the MSA and, accordingly, the MSA should not be required to be filed as an exhibit to our Registration Statement on Form F-1 under Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(ii)(B) is inapplicable to the MSA given that there are several alternative providers of unit dose spray products, including commercially available generic equivalent versions of Aptar’s UDS. The Company is not restricted from engaging with other manufacturers under the MSA. Accordingly, we respectfully advise the Staff that we believe that if Aptar would no longer provide its UDS to the Company, we could replace Aptar with a number of alternate manufacturers. If we are required to replace manufacturers, we would be able to choose from the available alternative options subject to verification that the new manufacturer maintains facilities and procedures that comply with quality standards and regulations and guidelines, and the conduct of a small bridging study to establish the equivalence of the drug delivery between the two devices. One option for the bridging study could be a set laboratory tests to confirm various physiochemical properties like plum geometry. The second option would be a small, 12 subjects pharmacokinetic study. The final determination of the required bridging study would be made in consultation with the U.S. Food and Drug Administration, or the FDA. We believe the manufacturers of the commercially available generic versions of Aptar’s UDS maintain facilities and procedures that comply with quality standards and regulations and guidelines and are subject to routine FDA inspections. We further believe the alternative generic versions could be suitable for small molecules such as the molecules contained in our product candidates.

Accordingly, we respectfully advise the Staff that we believe we could replace Aptar if required. As a result, the Company is not substantially dependent on the MSA under Item 601(b)(10)(ii)(B).

Items 601(b)(10)(ii)(A), (C) and (D) are inapplicable to the MSA because it is not (i) a contract with security holders named in the registration statement, (ii) a contract for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of our consolidated fixed assets or (iii) a material lease under which a part of the property described in the registration statement is held.

Therefore, we respectfully advise the Staff that, based on the above analysis, the MSA is an agreement that ordinarily accompanies the Company’s business and not a contract for which any of Items 601(b)(10)(ii)(A)-(D) of Regulation S-K apply. Therefore, we respectfully further advise the Staff that we does not believe that the MSA is required to be filed as a material contract pursuant to Item 601(b)(10) of Regulation S-K.

To further address the Staff’s comment, we have revised our disclosure on page 36 to clarify the extent to which replacing Aptar could affect us. We further clarified on page 36 that a change in manufacturers may require a small bridging study to show comparability, as is the case with every change in the manufacturing process in our industry. We have also revised our disclosure on page 89 to clarify that Aptar has collaborated and supported the development of our drug device program with appropriate information to support the device information portion of the future submission to the FDA, as is customary in our industry.

If you have any questions or require additional information, please contact our attorneys Eric Victorson, Esq. at (212) 660-3092 or Oded Har-Even, Esq. at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

Nasus pharma LTD.

By:	/s/ Udi Gilboa
Executive Chairman

3